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Exhibit 12.1

Lincare Holdings Inc.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	For the Nine Months Ended September 30, 2003	For the Year Ended December 31,
		2002	2001	2000	1999	1998
EARNINGS AVAILABLE TO COVER FIXED CHARGES:
Income (loss) from continuing operations before income taxes and minority interests	$271,813	$305,662	$218,004	$188,802	$162,747	$138,260
Add:
Fixed charges deducted from earnings (see below)	24,226	28,357	29,325	29,935	15,881	8,834

Earnings available to cover fixed charges	$296,039	$334,019	$247,329	$218,737	$178,628	$147,094

FIXED CHARGES:
Interest expense, including amounts in operating expense	$12,754	$14,165	$16,013	$18,019	$5,940	$1,177
Amortized indebtedness	389	566	881	810	294	162
Interest within rent expense	11,083	13,626	12,431	11,105	9,647	7,495

Fixed charges	$24,226	$28,357	$29,325	$29,935	$15,881	$8,834

RATIO OF EARNINGS TO FIXED CHARGES (A)	12.2x	11.8x	8.4x	7.3x	11.2x	16.7x

(A)
The ratio of earnings to fixed charges represents the number of times "fixed charges" are covered by "earnings." "Fixed charges" consist of interest on outstanding debt and amortization of debt discount and expense, adjusted for capitalized interest and 40% (the proportion deemed representative of the interest factor) of operating lease expense. "Earnings" consist of consolidated net income from continuing operations before income taxes and fixed charges.

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Lincare Holdings Inc. Computation of Ratio of Earnings to Fixed Charges (In thousands, except ratios)